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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
					   (Amendment No. 9)

			Under the Securities Exchange Act of 1934

					Mpower Holding Corp.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						  62473L101
						(CUSIP Number)

				 	Carolyn S. Reiser, Esq.
				  Shartsis, Friese & Ginsburg LLP
				One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500

	(Name, Address and Telephone Number of Person Authorized to
Receive
				 Notices and Communications)

					   November 8, 2001
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
								SEC 1746 (10-97)

SCHEDULE 13D
CUSIP No.62473L101				Page 2 of 12 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	West Highland Capital, Inc.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /X/
										(b) / /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*    		AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				20,000,000
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						20,000,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	20,000,000
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	33.7%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO and IA
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473L101					Page 3 of 12 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lang H. Gerhard
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /X/
										(b) / /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*				AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			0
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				20,000,000
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				0
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						20,000,000
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	20,000,000
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	33.7%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473L101					Page 4 of 12 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Estero Partners, LLC
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /X/
										(b) / /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS* 				AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				18,558,527
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						18,558,527
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	18,558,527
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	31.3%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473L101					Page 5 of 12 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	West Highland Partners, L.P.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) /  /
										(b) / x /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS* 			WC
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)				/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				15,654,448
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						15,654,448
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	15,654,448
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	26.4%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 62473L101					Page 6 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Common
Stock"), of Mpower Holding Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 175 Sully's Trail, Suite 300, Pittsford, NY 14534.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	The names of the persons filing this statement are Lang H.
Gerhard ("Gerhard"), West Highland Capital, Inc., a California corporation ("WHC"), West Highland Partners, L.P., a California limited partnership ("WHP"), and Estero Partners, LLC, a California limited liability company ("LLC") (collectively, the "Filers").

(b)	The principal business office of the Filers is located at 300
Drake's Landing Road, Suite 290, Greenbrae, CA 94904.

(c)	Gerhard is the sole director and occupies all the executive
offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP. WHP is an investment limited partnership.

(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Gerhard is a citizen of the United States of America.

SCHEDULE 13D
CUSIP No. 62473L101					Page 7 of 12 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Common Stock were as follows:

Purchaser		Source of Funds				Amount

WHC			Funds Under Management(1)	$119,978,175.50
WHP			Working Capital			$ 88,930,962.56

(1)	Includes funds invested by WHP and other investment
	advisory clients in Common Stock

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock was acquired for investment. In the future, the Filers may decide to purchase additional shares of Common Stock, or sell part or all of their current holdings of Common Stock.

Except as set forth above, none of the Filers has any plans or intentions that would relate to or result in:

	(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

SCHEDULE 13D
CUSIP No. 62473L101					Page 8 of 12 Pages

	(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
	(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e) Any material change in the present capitalization or dividend policy of the issuer;
	(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
	(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
	(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
	(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or
	(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The beneficial ownership of the Common Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:

		     Aggregate
		   Beneficially
		       Owned	  Voting Power		  Dispositive Power
Name 	Number	Percent   Sole	  Shared	  Sole		Shared

WHC	   20,000,000	33.7%	0	 20,000,000	0	  20,000,000
Gerhard 20,000,000	33.7% 	0	 20,000,000	0	  20,000,000
LLC	   18,558,527	31.3%	0	 18,558,527	0	  18,558,527
WHP	   15,654,448	26.4%	0	 15,654,448	0	  15,654,448

SCHEDULE 13D
CUSIP No. 62473L101					Page 9 of 12 Pages



The persons filing this statement effected the following open market transactions in the Common Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Common Stock since October 24, 2001:

		Purchase			Number of	  Price Per
Name		or Sale	 Date	 Shares	    Share
WHP		    P	10/24/01	 102,500	    $0.27
WHC		    P	10/24/01	  22,500	    $0.27
WHP		    P	10/25/01	  45,100	    $0.27
WHC		    P	10/25/01	   9,900	    $0.27
WHP		    P	10/26/01	   8,200	    $0.27
WHC		    P	10/26/01	   1,800	    $0.27
WHP		    P	11/8/01	   8,200	    $0.305
WHC		    P	11/8/01	   1,800	    $0.305
WHP		    P	11/8/01	 410,000	    $0.514
WHC		    P	11/8/01	  90,000	    $0.514
WHP		    P	11/8/01	 492,000	    $0.3773
WHC		    P	11/8/01	 108,000	    $0.3773
WHP		    P	11/9/01	 246,000	    $0.6617
WHC		    P	11/9/01	  54,000	    $0.6617
WHP		    P	11/9/01	 164,000	    $0.795
WHC		    P	11/9/01	  36,000	    $0.795
WHP		    P	11/12/01	 164,000	    $0.9625
WHC		    P	11/12/01	  36,000	    $0.9625
WHP		    P	11/12/01	  82,000	    $0.985
WHC		    P	11/12/01	  18,000	    $0.985
WHP		    P	11/13/01	 164,000	    $0.9794
WHC		    P	11/13/01	  36,000	    $0.9794

SCHEDULE 13D
CUSIP No. 62473L101					Page 10 of 12 Pages


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP pursuant to a limited partnership agreement providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP in the Common Stock, to vote and dispose of the Common Stock and to file this statement on behalf of WHP. Pursuant to such limited partnership agreement, the general partners of WHP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met.

Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

WHC, LLC and Gerhard constitute a group as defined in Rule 13d-
5(b)(1) under the Securities Exchange Act of 1934. WHP is filing jointly and disclaims membership in a group.

Other than as disclosed above, none of the Filers is a party to any contract, arrangement, understanding or relationship (legal or other) with any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, profits, division of profits or losses, or the giving or withholding of proxies.

Each of the Filers disclaims beneficial ownership of the Common
Stock for purposes of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest in the Common Stock

SCHEDULE 13D
CUSIP No. 62473L101					Page 11 of 12 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D
or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	November 19, 2001

LANG H. GERHARD				WEST HIGHLAND PARTNERS, L.P.
By:  West Highland Capital, Inc.	By:  West Highland Capital, Inc.
	Attorney-in-Fact				Attorney-in-Fact

		/s/ Bonnie George				/s/ Bonnie George
	By: 	Bonnie George					Bonnie George,
		Chief Operating Officer			Chief Operating
									Officer

WEST HIGHLAND CAPITAL, INC.		ESTERO PARTNERS, LLC
							By:  West Highland Capital, Inc.
								Attorney-in-Fact
	/s/ Bonnie George
By:	Bonnie George						/s/ Bonnie George
	Chief Operating Officer			By:	Bonnie George
									Chief Operating
									Officer

SCHEDULE 13D
CUSIP No. 62473L101						Page 12 of 12 Pages

					EXHIBIT A

			AGREEMENT REGARDING JOINT FILING
			OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Intermedia Communications, Inc., and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
DATED:	May 15, 1998

/s/ Lang H. Gerhard				WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard
							By:  /s/ Lang H. Gerhard
								Lang H. Gerhard,
WEST HIGHLAND CAPITAL, INC.			General Partner
By:	/s/ Bonnie George
	Bonnie George, Chief			BUTTONWOOD PARTNERS, L.P.
	Operating Officer
							By:  /s/ Lang H. Gerhard
ESTERO PARTNERS, LLC					Lang H. Gerhard,
									General Partner
By:	/s/ Lang H. Gerhard
	Lang H. Gerhard,
	Manager


CSR\2463\041\1166660.01